UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002.

OR

[   ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                                  ROLLINS, INC.
                               ROLLINS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  ROLLINS, INC.
                            2170 PIEDMONT ROAD, N.E.
                                ATLANTA, GA 30324

                              REQUIRED INFORMATION
                                  ROLLINS, INC.
                               ROLLINS 401(k) PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
   As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002


                                                                    Page No.
                                                                 --------------

REPORT OF INDEPENDENT AUDITORS - ERNST & YOUNG                         1
  LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS -                             2
  ARTHUR ANDERSON LLP

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                      3

  Statement of Changes in Net Assets Available for Benefits            4

  Notes to Financial Statements                                        5

SUPPLEMENTAL SCHEDULE

  Schedule H, Line 4i - Schedule of Assets (Held at End of            12
   Year)

INDEX TO EXHIBITS                                                     14

                         Report of Independent Auditors

Plan Administrator
Rollins 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Rollins 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Rollins 401(k) Plan as of December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 22, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rollins 401(k) Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
---------------------------
Ernst & Young LLP

Atlanta, Georgia
June 12, 2003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of the
Rollins 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the ROLLINS 401(k) PLAN as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
----------------------
Arthur Andersen LLP

Atlanta, GA
February 22,2002

NOTE: THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT ACCOUNTANTS. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE FILING OF THE FORM 11-K.

                               Rollins 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                                                December 31
                                                                       2002                    2001
                                                              ------------------------------------------------

Assets
   Investment in Master Trust  (Note 3)                          $      95,322,365       $      94,320,433
   Loans to participants                                                 5,112,838               5,673,608
   Employer contribution receivable                                      2,158,914               1,723,994
                                                              ------------------------------------------------
Net assets available for benefits                                $     102,594,117       $     101,718,035
                                                              ================================================

See accompanying notes.

                               Rollins 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions to net assets attributed to:
   Contributions:
      Participants                                                                   $      11,572,329
      Employer                                                                               2,170,694
   Interest income from loans to participants                                                  473,118
                                                                                  -----------------------
Total additions                                                                             14,216,141

Deductions from net assets attributed to:
   Net loss from investment in Master Trust                                                  3,391,785
   Distributions to participants                                                             9,948,274
                                                                                  -----------------------
Total deductions                                                                            13,340,059

Net increase                                                                                   876,082
Net assets available for benefits at the beginning of the year                             101,718,035
                                                                                  -----------------------
Net assets available for benefits at the end of the year                             $     102,594,117
                                                                                  =======================

See accompanying notes.

                               Rollins 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The following brief description of the Rollins 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan. All employees of Rollins, Inc. (the "Company"), except those who are members of a collective bargaining unit, are eligible to participate in the Plan following the completion of six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions and Investment Options

All investment options are established by the Plan with guidelines as to the purpose of each fund. Each of the investment funds has a custodian responsible for the safekeeping and investment of the assets of the fund.

The plan administrator is responsible for the overall administration of the Plan. The trustee of the Plan is Northern Trust Company (the "Trustee"). The Trustee is responsible for the overall safekeeping and investment of the assets of the Plan.

Effective January 1, 2002, the Plan was amended to reflect the Economic Growth and Tax Relief Reconciliation Act of 2001. The amendment allows participants to contribute, via payroll deductions, from 1% to 25% of their pretax compensation to the Plan, subject to certain provisions of the Internal Revenue Code (the "Code"), into any of the seven investment fund options or a combination thereof in multiples of 5%. Previously, participants could elect to contribute up to 15% of their pretax compensation. Additionally, if a participant was age 50 or older by December 31, 2002, he or she could have made an additional contribution of $1,000 for 2002. All participant contributions are fully vested and nonforfeitable.

                               Rollins 401(k) Plan

1. Description of the Plan (continued)

Effective January 1, 2002, the Plan was also changed to increase the employer matching contribution to 30 cents for every dollar a participant contributes up to 6% of his or her pretax compensation. Previously, the Plan provided for an employer matching contribution of 30% of contributions up to 5% of a participant's pretax compensation. Employer contributions under this provision are made in Rollins, Inc. common stock. In order to receive a matching contribution for the plan year, a participant must be actively employed on December 31.

Vesting terms effective January 1, 2002 are shown below:

                                                        Vested
                                                      Percentage
                                                ----------------------

           Years of service:
            Less than two                                     0%
            Two                                              20
            Three                                            40
            Four                                             60
            Five                                             80
            Six or more                                     100

Previously, participants in the Plan vested in the Company's contribution based on the following schedule:

                                                        Vested
                                                      Percentage
                                                ----------------------

           Years of service:
            Less than three                                   0%
            Three                                            20
            Four                                             40
            Five                                             60
            Six                                              80
            Seven or more                                   100

Forfeited nonvested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions for 2002 were $179,144.

                               Rollins 401(k) Plan

The Plan's record keeper is Northern Trust Retirement Consulting ("NTRC"). Separate accounts are maintained for each participant by NTRC. Income and losses on plan investments are allocated to the participants' accounts in accordance with the provisions of the Plan. NTRC provides daily valuation of participant accounts.

Loans Receivable From Plan Participants

The balance represents loans receivable from Plan participants. The Plan provides for loans to participants of up to the lesser of 50% of the individual participant's vested account balance or $50,000. The plan administrator administers this fund. A participant's loan payments of principal and interest are allocated to his/her accounts under the Plan and invested according to the participant's then current investment elections. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate as of the end of the month prior to the month in which the loan is processed plus 2.0%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or his or her beneficiary may receive the total value of his or her vested account in a lump sum distribution. A participant may elect to defer the payment of his or her account from the Plan to the April 1st after he or she attains age 70 1/2.

In addition, a participant may elect to withdraw all or a portion of his account at any time through hardship provisions as defined by the Code and subject to approval by the Company. Except in the case of withdrawals for qualifying emergencies, a participant who makes a withdrawal may not make any contributions or additional withdrawals for a period of six months.

Administrative Expenses

Administrative expenses of the Plan, including trustee and custodian fees, are paid by the Plan to the extent such expenses are not paid by the Company. The Company paid all expenses of the Plan for the year ended December 31, 2002.

                               Rollins 401(k) Plan

2. Summary of Significant Accounting Policies

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts for the previous year have been reclassified to conform to the 2002 financial statement presentation.

Investment Valuation

All investment fund options, excluding the employer contribution portion of the Rollins, Inc. Common Stock Fund, are 100% participant-directed. Except for the Fixed Income Fund, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Fixed Income Fund

The Fixed Income Fund represents deposits and interest earned thereon in this fund managed by Connecticut General Life Insurance Company.

                               Rollins 401(k) Plan

The group annuity contract under which these deposits have been made has been determined to be fully benefit-responsive under Statement of Position 94-4. Therefore, this investment is carried at contract value in the accompanying financial statements. At December 31, 2002 and 2001, the crediting interest rate was 6.25% and 7.5%, respectively. This rate may be changed under the terms of the contract, but in no case is it adjusted to less than 0%. The annual yield on the contract for the years ended December 31, 2002 and 2001 was 5.9% and 7.45%, respectively. The fair value of the contract at December 31, 2002 was approximately $33.3 million. This contract is subject to credit risk based on the ability of the insurance company to meet interest or principal payments or both as they become due.

Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amount reported in the statements of net assets available for benefits.

3. Master Trust

The Plan participates in the Rollins Retirement Account Master Trust (the "Master Trust") with the 401(k) Plan of LOR, Inc., a company controlled by R. Randall Rollins and Gary W. Rollins, executives of Rollins, Inc. The Master Trust reinvests all dividend and interest income received on securities owned by the Master Trust. The value of the units in the Master Trust is adjusted daily to reflect the fair value of the investments. The Master Trust units may be redeemed by the Plan for an amount equal to their current market values, except for units in the Fixed Income Fund, which are redeemed at contract value.

                               Rollins 401(k) Plan

The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2002 and 2001. A summary of the net assets of the Master Trust is as follows:

                                                                    December 31
                                                            2002                    2001
                                                  -------------------------------------------------

Investments, at fair value as determined by quoted
  market prices:
     Mutual funds                                    $     47,573,003        $     57,311,082
     Common stock - Rollins, Inc.                          21,357,055              15,795,800
     Money market funds                                     1,067,497                 907,830
Investments, at contract value:
  Group annuity contract                                   33,230,242              28,653,627
Accrued investment income                                      28,663                  16,240
Accrued expenses and other liabilities                         (2,964)                 (2,466)
Adjustments for pending trades                                      -                (134,015)
                                                  -------------------------------------------------
Net assets of Master Trust                           $    103,253,496        $    102,548,098
                                                  =================================================

Allocations of the net assets of the Master Trust to participating plans are as follows:

                                                           December 31
                                            2002                                 2001
                             -------------------------------------------------------------------------
                                  Amount              Percent           Amount            Percent
                             -------------------------------------------------------------------------

Rollins 401(k) Plan            $ 95,322,365              92.3%         $ 94,320,433          92.0%
LOR 401(k) Plan                   7,931,131               7.7             8,227,665           8.0
                             -------------------------------------------------------------------------
                               $103,253,496             100.0%         $102,548,098         100.0%
                             =========================================================================

Master Trust income (loss) allocated to the participating plans for the year ended December 31, 2002 is as follows:

Interest income                                                                   $      2,083,036
Dividends                                                                                  481,651
Net depreciation in fair value of mutual funds                                         (11,605,321)
Net appreciation in fair value of Rollins, Inc. common stock                             4,748,903
                                                                               -----------------------
Net investment loss                                                               $     (4,291,731)
                                                                               =======================

                               Rollins 401(k) Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Nonparticipant-Directed Investments

The employer matching contribution is invested in the Rollins, Inc. Common Stock Fund and may not be transferred by the participants. The portion of the Rollins, Inc. Common Stock Fund that is nonparticipant-directed was $17,429,126 and $12,917,306 at December 31, 2002 and 2001, respectively. Net assets of the Rollins, Inc. Common Stock Fund (including both participant-directed and nonparticipant-directed amounts) are as follows:

                                                               December 31
                                                       2002                     2001
                                             --------------------------------------------------

Rollins, Inc. common stock                      $     21,357,055          $     15,795,800
Money market fund                                        383,592                   266,044
Employer contribution receivable                       2,158,914                 1,723,994
Accrued income                                               503                       544
                                             --------------------------------------------------
                                                $     23,900,064          $     17,786,382
                                             ==================================================


Changes in net assets for the year ended December 31, 2002 are as follows:

Employer contributions, net of forfeitures                       $      2,170,694
 Participant contributions                                                852,977
 Gain from investment in Master Trust                                   4,928,195
 Distributions to participants                                         (1,661,486)
 Interest on loans                                                         30,083
 Net transfers to other funds                                            (206,781)
                                                              ----------------------
 Net change                                                      $      6,113,682
                                                              ======================

                               Rollins 401(k) Plan

                          EIN: 51-0068479 Plan No.: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2002

            (b) Identity of Issuer,
                   Borrower,                                                                      (e) Current
  (a)       Lessor, or Similar Party            (c) Description of Investment         (d) Cost       Value
----------------------------------------------------------------------------------------------------------------
   *    Participant Loans                Interest rates ranging from 6.75% to 11.50%          -    $5,112,838
                                                                                     ---------------------------
                                                                                     ---------------------------

                                         Total                                                -    $5,112,838
                                                                                     ===========================

* Indicates a party-in-interest to the Plan.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  ROLLINS 401(k) Plan
                                  (Registrant)




Date:  June 30, 2003              By: /s/ Harry J. Cynkus
                                      ------------------------------------------
                                       Harry J. Cynkus
                                       Plan Administrator

                                INDEX TO EXHIBITS



         Exhibit Number
         ---------------
       (23.1)  Consent of Ernst & Young LLP, independent auditors.

       (23.2)  Notice Regarding Consent of Arthur Andersen LLP.

       (99.1) Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.